EXHIBIT 99.1

Almaden Provides Update on Permitting for Ixtaca Precious Metals Project, Mexico

VANCOUVER, British Columbia, Dec. 21, 2020 (GLOBE NEWSWIRE) -- Almaden Minerals Ltd. (“Almaden” or “the Company”; TSX: AMM; NYSE American: AAU) has received notification (the “notification”) from the Mexican federal permitting authority, Secretaría de Medio Ambiente y Recursos Naturales (“SEMARNAT”) that the Company’s initial environmental permit application (“MIA”) in respect of the Ixtaca project has not received approval. Almaden originally submitted the MIA in early 2019.

SEMARNAT Decision

Under relevant legislation, SEMARNAT is obliged to provide specific technical reasons why projects may not meet the environmental standards required for approval.

Generally speaking, reasons cited by SEMARNAT for not approving the MIA include, in SEMARNAT’s view, insufficient information regarding the impacts of open pit mining on the environment, local and regional area. SEMARNAT appears to have discounted the Company’s prevention, mitigation and compensation measures which were part of the MIA application.

The Company is continuing its review of SEMARNAT’s response to the MIA and is evaluating its alternatives which include the re-submittal of a revised MIA, continuing dialogue, and legal options. In the event the Company chooses to re-submit a MIA on the existing mine plan, it believes that the necessary information is readily available and Almaden would have the ability to do so swiftly.

Morgan Poliquin, President and CEO, commented: "We are disappointed with SEMARNAT's decision. We will review the reasons provided and the factors that may have led to this decision and determine a path to move this project forward. We believe that since discovery we have outlined a resource and ultimately a mineral project that is highly economic, robust, and reflective of the ideal that successful mining projects can and should make a significant positive difference for local communities over the short, medium and long term. We are committed to continuing to unlock the substantial value of this project for all stakeholders. We stand ready to work in a cooperative and respectful manner with Mexican government officials as we seek to explore the potential of this project through continued exploration, ongoing refinement of the mine operating plan, and ongoing review of the notification.”

Background to Ixtaca Project

In light of SEMARNAT’s decision, the Company wishes to provide a brief background of the environmental and social aspects of the Ixtaca Project, which have been disclosed in the Feasibility Study report titled “Ixtaca Gold-Silver Project, Puebla State, Mexico NI 43-101 Technical Report on the Feasibility Study”, which was prepared in accordance with NI 43-101 (the “FS”), is available under the Company’s profile on SEDAR and on the Company’s website:

  The mine plan has a dry stack filtered tailings facility, and co disposal with waste rock with no tailings dam;
  The project’s limestone “waste” rock and flotation tailings are neutralising and have low potential for metal leaching;
  The mine plan includes a fresh water storage dam for mine and community use, enhancing community access to a fresh water reservoir beyond closure;
  The Company has received a letter from the Mexican archaeology authority (INAH) clearing the area for development;
  The Company has received a letter from the environmental enforcement agency (PROFEPA) confirming that the Company’s exploration program has been conducted in accordance with the environmental code;
  A letter from the authority responsible for indigenous affairs (formerly the CDI now the INPI) states that, after analyzing the case, it considered there is no need for consultation, as the data analyzed indicated the absence of an indigenous population in the area of the project.;
  The surface ownership over the mine development area is privately owned and the property acquired by the Company in this area has been by voluntary agreements;
  The Company commissioned and has received an independent Social Impact Assessment (EVIS in Mexico) by a recognised expert consultancy to provide social, ethnology and economic mapping and to help develop a Social Investment Plan with local communities for the life of the mine;
  Local community members have publicly expressed their support of the project. Over 800 people have signed a declaration of support for the project which they delivered to the environmental authorities, and a Memorandum of Understanding has been signed with local water users;
  The Municipality of Ixtacamaxtitlán has included mining as one of its accepted investment and development activities;
  The project would employ over 400 people during an 11-year mine life and would also provide updated infrastructure to a highly marginalised region.

John A. Thomas, P. Eng., VP Project Development of Almaden, and a Qualified Person as defined by National Instrument 43-101, has reviewed and approved the scientific and technical contents of this news release that relate to the FS.

About Almaden

Almaden Minerals Ltd. owns 100% of the Ixtaca project in Puebla State, Mexico, subject to a 2.0% NSR royalty held by Almadex Minerals Ltd. The Ixtaca Gold-Silver Deposit was discovered by Almaden in 2010.

On Behalf of the Board of Directors,

“J. Duane Poliquin”
J. Duane Poliquin
Chairman
Almaden Minerals Ltd.

Forward Looking Statements

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: SEMARNAT’s notification stating that the Company’s MIA in respect of the Ixtaca project has not received approval; the reasons for SEMARNAT’s decision; and alternative available to the Company in respect of SEMARNAT’s decision.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions, including assumptions in respect of the Ixtaca Project’s environmental impact and both Almaden’s and the SEMARNAT’s legal positions. While these views are considered reasonable by the Company, they are inherently subject to significant legal, regulatory, business, operational and economic uncertainties and contingencies, and such uncertainty generally increases with longer-term forecasts and outlook. These assumptions include: stability and predictability in Mexico’s environmental, mineral tenure, mining and agrarian laws and regulations, as well as their application and judicial decisions thereon; continued respect for the rule of law in Mexico; prices for gold, silver and base metals remaining as estimated; currency exchange rates remaining as estimated; availability of funds; capital, decommissioning and reclamation estimates; mineral reserve and resource estimates; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions; all necessary permits, licenses and regulatory approvals being received in a timely manner; the ability to secure and maintain title and ownership to properties and the surface rights necessary for operations; community support in the Ixtaca Project; and the ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release. Such risks and other factors include, among others, risks related to: political risk in Mexico; crime and violence in Mexico; corruption; environmental risks, including environmental matters under Mexican laws and regulations; impact of environmental impact assessment requirements on the Company’s planned exploration and development activities on the Ixtaca Project; certainty of mineral title and the outcome of litigation; community relations; governmental regulations and the ability to obtain necessary licences and permits; risks related to mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title; changes in mining, environmental or agrarian laws and regulations and changes in the application of standards pursuant to existing laws and regulations which may increase costs of doing business and restrict operations; as well as those factors discussed the section entitled "Risk Factors" in Almaden's Annual Information Form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that our forward-looking statements or information will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements or information. Except as required by law, the Company does not assume any obligation to release publicly any revisions to on forward-looking statements or information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact Information:

Almaden Minerals Ltd.
Tel. 604.689.7644
Email: info@almadenminerals.com
http://www.almadenminerals.com/